INVEST IN **BESTI CO.**

Monthly period care that syncs with menstrual cycles

heybesti.com Louisville, KY

Highlights

1. Backed by VCs: Render Capital & Keyhorse Capital
2. $11.2B U.S. menstrual product market with a 6.7% CAGR
3. Named "Top 20 Startups to Watch in Kentucky in 2024"
4. 2024 Vogt Invention & Innovation Award Winner
5. Average 43% MoM growth since pilot phase

Featured Investors



Chris Byers
Syndicate Lead

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Invested $25,000

As the CEO of Formstack, a leading provider of online form and workflow automation solutions, Byers spearheaded the company's growth from a small startup to more than 35K customers and a $425M growth equity investment with PSG Equity and Silversmith.

"Besti has built a great brand in delivering delightful moments and comfort to women right when they need it. In addition, I've seen first hand how a subscription business can be one of the most efficient ways to deliver products to customers efficiently and profitably. My own motivation to invest was made easier because of Amanda's commitment to women globally. No matter her pursuit, she desires to bring a better level of living and wellness to women around her. This characteristic gives her unique empathy and compassion for every Besti customer."

Render Capital

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Invested $100,000

Triet Nguyen, Principal
"The concept behind Besti is innovative and addresses a significant market need for women's health solutions, a sector historically lacking in innovation. Our team is truly impressed by Amanda and her team's achievements and is eager to support their efforts in any way possible. We see substantial potential for growth through forming partnerships with key female and diverse-owned brands in this space. Given the high brand loyalty associated with period products, collaborating with established names could be particularly advantageous. Additionally, focusing on new menstruators initially could help establish a strong and loyal user base. We are excited about the potential of Besti and how the team is approaching this opportunity. Our team is particularly intrigued to see how Amanda leverages strategies to transform Besti's guerrilla marketing efforts into consistent and sustained user adoption and retention."

Keyhorse Capital
Notable Investor

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Invested $50,000

Zeeshan Bhatti, Associate
"Besti is competing in a dynamic and evolving market, with significant opportunities for growth and innovation, particularly here in the US. We expect companies that prioritize sustainability, health, and convenience will be well-positioned to capture a larger share of this expanding market. Amanda and her team are clearly focused on market drivers like increased purchasing power, tech advancements and innovations in product design and materials. We are looking forward to this company's success and supporting the team as they innovate with personalization and convenience and capture a broad and inclusive customer base by better catering to market needs and disrupting the status quo."

Our Team



Amanda Miah CEO

Incubated a global professional women's network -- growth-hacked content subscriptions from 200k to 2M+ -- 7 years in management/operations at a major international organization ($100M/annually)



Evan Payne CTO

Experienced senior software engineer at a worldwide manufacturing company -- Founder of Six Week SQL -- 4 years of experience in B2C sales



Hannah Estes CGO

MBA and a B.S. in Marketing -- Co-founded an educational tech platform and led its rapid growth -- former leader at the Health Equity Innovation Hub.

Monthly menstrual care for the $26B global subscription box industry


besti
ON-DEMAND MENSTRUAL CARE
Period & PMS care that syncs with menstrual cycles.
Meet Your New Besti
Period Care You'll Love
Let us match you to your perfect period care box
INFLUENCER DAILY
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BUSINESS INSIDER

Message from Amanda Miah, Founder

Like your typical working mom, I was too busy to prioritize my own needs. Most months I'd start my period without any supplies. One evening, I asked my husband to get me night pads and chocolate from the store. He returned with adult diapers (accidentally, of course).

As I sat there eating the chocolate in my adult diaper, I knew there had to be a better way. Why couldn't I get everything I needed *and* wanted, set to arrive exactly when I needed it?

And that's when the lightbulb went off. We so often push through period pain with gritted teeth. Why not give your body the top-notch care it deserves? Having a period is not just a physiological experience, it's also an emotional experience. Besti exists to meet the need for BOTH.

I made it my mission to help those like me who wish for a convenient way to get *complete care* when they need it most.

In the six months following the conception of Besti, we tested and successfully launched our beta phase. Another six months later, and we've developed own brand of organic menstrual products to include in every period kit.


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Now, we're excited to introduce Besti to those looking for something better when it comes to their personal wellness journey.

-Amanda

P.S. In case you were wondering, since founding Besti, I've stopped sending my husband to the store for my pads and chocolate!

The Menstrual Care Industry Is Inadequate

100% of respondents we surveyed said they feel crummy before and during their period. That equates to 8-10 days of the month where they don't feel like themselves.

In the realm of menstrual care, many companies fall short in how they engage with consumers experiencing their period.



Why Isn't Period Care Keeping Up With Modern Women?
Discomfort and Inconvenience
Lack of Personalized Solutions
Inadequate Support and Increased Stress
The Loop of Despair

Why isn't period care keeping up with modern women? The loop of despair!

Menstrual care companies tend to focus on hygiene solutions while overlooking the significant impact of PMS symptoms. Those suffering from severe PMS often find themselves feeling isolated and depressed, without the support they need.

Subscription services for period care, designed to simplify our lives, often adhere to the standard 30/60/90 day model. However, menstrual cycles range from 20-40 days, increasing the likelihood of being without essential supplies when needed most. This traditional approach fails to address the unique timing and requirements of each individual.

According to McKinsey's report released this year, menstrual products are the #1 health product purchased by women in the U.S. market.

With trends like health at home and personalization shaping the consumer health and wellness space, we're innovating in a market that has flat-lined for decades.

Introducing Besti!

We're on a mission to become the go-to period support pal by providing a period care experience that eases the burden of menstruating.


Period care built for
women, by women
Customization & Personalization
Cycle Syncing Technology
Convenience
Community & Education
Let us match you to your perfect period care box

Period Care built for women, by women

Besti sends a monthly package with everything needed for additional care and comfort during that time of the month: organic sanitary products, self care products, and snacks to satisfy cravings.


RETAIL
PMS Solutions &
Intimate Care
MEMBERSHIPS
Besti Box
Subscription
Hormone & PMS
Coaching

Each product in our kits is chosen for its effectiveness, drawn from extensive research and evidence-based practices. To us, better periods start with offering the best in menstrual care tailored to each customer's unique needs. Shipments are delivered in sync with the individual's menstrual cycle and they get access to a free period tracker to help change delivery frequencies if necessary.

Customers can also find symptom-targeted support for the brain fog, hot flashes, or fatigue they may experience throughout the month. No two women experience their menstrual cycle the same. We guide them in discovering a routine that is perfectly attuned to their unique journey.


Perimenopause Support
Natural Ingredients
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MOOD
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FOCUS
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REVIVE
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ENERGY
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DAILY
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HAPPY

Strategic Position In A Combined Market

We're strategically poised to seize a significant market opportunity.

The subscription box industry is experiencing robust growth, expanding at an annual rate of 17% and projected to reach $65 billion by 2027.

Meanwhile, the global menstrual product industry is set to hit $54 billion by 2029, with a rising demand for organic and biodegradable products, particularly among those aged 26-40.


Size of the
Market
Total Available Market (TAM)
$15.4 B
Serviceable Available Market (SAM)
$11.2 B
Serviceable Obtainable Market (SOM)
$2.1 B
Women purchase menstrual products
more than *any other* health product
Subscription Box Industry in the US
Menstrual Care Industry in the US
Menstrual Care Sub. Industry in the US
$15.4 B
$11.2 B
$2.1 B

Our Customers

Period pals, if you will!

AGE	25-45 years old
GENDER	Primarily women
INCOME LEVEL	Individuals in the middle to upper-middle class with discretionary income
LIFESTYLE	Active lifestyle, prioritizes health and wellness, values convenience



Busy Professionals

Convenient time-saving solutions for menstrual care.



Mothers

Self-care solutions, educational resources on menstrual care.



Perimenopause Phase

Symptom-specific product options, wellness integration.

At Besti, we serve individuals who prioritize self-care above all else—the busy professionals juggling careers and personal lives, the devoted mothers balancing family and self, and the health-conscious women who prioritize their well-being. Our ideal customers seek balance and embrace wellness as an integral part of their lifestyles.

Besti is for those who understand that self-care is not a luxury but a necessity, an essential component of their routine. Our customers are not only committed to their well-being but also find joy in the little moments of self-indulgence. They value quality and convenience, seeking products that support their busy lifestyles while enhancing their sense of well-being. To them, Besti is more than a subscription box—it's a testament to their commitment to self-care and a celebration of their dedication to living a balanced, healthy life.

Why People Love Besti


★★★★★
This makes me wish I had a period.
★★★★★
I always forget to buy tampons and I'm so relieved b/c I don't need to worry if I'm stocked up. Glad you're taking care of that for me!
★★★★★
Your snack game is on point.
★★★★★
The world's best kept secret!
★★★★★
I'm so excited to use all the stuff in my box and it came at the perfect time because my period starts today!

The Way Forward

Besti's growth plan is meticulously crafted to ensure our continued success and to meet the evolving needs of our customers. Our strategy encompasses wider distribution, the addition of more PMS support products, and an ambitious customer acquisition campaign.

Expanding our distribution network to Amazon and retail channels will allow us to expand our reach, ensuring that our premium menstrual care packages are accessible to those who need them most. By increasing our presence in diverse markets, we can bring the Besti experience to a broader audience, enhancing convenience and support for more individuals.

We are also committed to enriching our product portfolio by adding more PMS support items. This expansion will address the often-overlooked symptoms associated with PMS, providing comprehensive care and comfort during the menstrual cycle. Our enhanced product line will further establish Besti as a leader in holistic menstrual care, catering to the unique needs of our customers.

Our customer acquisition strategy is designed to grow our community, leveraging targeted marketing and partnerships to attract and retain loyal subscribers. By focusing on engaging and educating potential customers, we aim to build a robust, supportive network who trust Besti for their menstrual care needs.


SIMPLY




Organic

Thank you for your interest and support in Besti. We invite you to join the journey as we sync with cycles all over the world!